September 24, 2024

Via Edgar Transmission

Ms. Jennifer O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Magic Empire Global Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2023 File No. 001-41467

Dear Ms. O’Brien:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 11, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F for the Fiscal Year Ended December 31, 2023

General

1.	Please provide a comprehensive, detailed legal analysis regarding whether the Company (and its subsidiaries) meets the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Response: The Company submits that it does not fall within the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act.

The Company is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services. The Company’s principal revenue stream since its establishment to present is derived from the provision of corporate finance advisory services, including IPO sponsorship services, financial advisory services, independent financial advisory services, compliance advisory services and underwriting services. More importantly, the Company has not, is not, and does not hold itself as, and has no intention to engage in the business of investing, reinvesting, or trading in securities. The Company’s relatively large balance of cash was derived from its own IPO in August 2022. As stated in the Company’s prospectus and the Form 20-F for the year ended December 31, the net proceeds from the IPO are intended to be used towards the expansion of its corporate finance business.

With regards to factors to determine the investment company status as outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947), the Company notes the following:

Historical development – The Company is a financial services provider and has not been engaged and will not engage in the business of investing, reinvesting, or trading in securities;

Public representations of policy – The Company refers to its prospectus of its IPO dated August 5, 2022, and its Form 20-F for the year ended December 31, 2023, which outline its service offerings as primarily comprising: (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services.

Activities of its officers and directors – The Company refers to the item 6. Directors, Senior Management and Employees of its annual report on Form 20-F for the year ended December 31, 2023, and notes the activities of its officers and directors align with the operations and service offerings of the Company as stated above.

Nature of its present assets – The Company’s cash and cash equivalents consist of bank balance and time deposits with maturities of not more than three months. As stated above, the Company’s relatively large balance of cash was derived from its IPO in August 2022 and is intended to be used towards the expansion of its corporate finance business. As disclosed in the prospectus of the Company in August 2022, to the extent that the net proceeds from the IPO were not immediately used for the expansion of corporate finance services, the Company intended to invest the net proceeds in short-term, interest-bearing bank deposits or debt instruments to conserve the Company’s capital and liquidity until the funds are used in and for its corporate finance services. The objective of the investment in long-term investment is to enhance the return of capital of the Company. As disclosed in the annual report on Form 20-F for the year ended December 31, 2023, the Company had total assets of approximately HK$138 million, including approximately HK$39 million in long term investments and approximately HK$92 million in cash. As of the date of this response, the total assets of the Company is approximately HK$140 million, including cash of approximately HK$107 million and long term investment of approximately HK$23 million.

Sources of its present income – All of the Company’s revenue stream is derived from the provision of corporate finance advisory services, including IPO sponsorship services, financial advisory services, independent financial advisory services, compliance advisory services and underwriting services.

The Company believes that its current public investors are investing into the Company due to the Company’s operating activities, and not its investment income, which has been nil since the establishment of the Company.

2.	Please provide a comprehensive, detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940 (“1940 Act”). Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. To the extent the Company still holds long-term investments in Company A, Company B, and Company C, please provide analysis as to whether each such company should be treated as an “investment security” for purposes of Section 3(a) of the 1940 Act.

Response: The Company respectfully notes that it does not fall within the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act, due to the reasons set out above.

Even if the Commission were to disagree with the Company’s analysis and conclusions presented above, section 3(b)(1) provides that an issuer that fails the 40% test under Section 3(a)(1)(C) is not an investment company if it is primarily engaged in non-investment activity either directly or through wholly-owned subsidiaries. In particular, the Company is primarily engaged in the provision of corporate finance advisory services and all of the Company’s revenue is derived from the provision of corporate finance advisory services and corporate services, which is non-investment activity in nature. Therefore, the Company is exempted from the definition of an “investment company” under Section 3(b)(1) of the 1940 Act and is not an “investment company.” The Company has not, is not, and does not hold itself as, and has no intention to engage in the business of investing, reinvesting, or trading in securities.

3.

Please advise if the Company believes that it meets the definition of “investment adviser” under the Investment Advisers Act of 1940 and, if so, whether the Company intends to register as such with the Commission or with any state. Please provide analysis to support your position.

Response: Based on the reasons set forth above, the Company concludes that it is not an “investment company” and that none of the services it provides to clients would cause it to be deemed an “investment adviser” within the meaning set forth in Section 202(a)(11) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Specifically, the Company does not or has not historically (i) engaged in the business of advising clients as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or (ii) for compensation and as part of a regular business, issued or promulgated analyses or reports concerning securities.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com